UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        XL GENERATION INTERNATIONAL INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   98374T 10 8
                                 (CUSIP Number)

                                Travis L. Gering
                                 100 Wall Street
                                   21st Floor
                               New York, NY 10005
                            (212) 509-5050 ext. 4723
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    8/19/2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98374T108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Alain Lemieux Trust
     000000000
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    13,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           13,500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1. Security and Issuer.

XL Generation International Inc. (formerly Cygni Systems Corporation) (the "Company") is located at 460 Saint-Gabriel, Suite 21, Montreal, Quebec H2Y 2Z9, Canada. This Schedule 13D relates to the transfer of the beneficial ownership of 13,500,000 shares of the Company's common stock on August 19, 2005.

Item 2. Identity and Background.

(a) The name of the filing person is the Alain Lemieux Trust.

(b) The address of the Alain Lemieux Trust is: PO Box 274, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR, Channel Islands, United Kingdom.

(c) N/A.

(d) The Alain Lemieux Trust has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) The Alain Lemieux Trust has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The Alain Lemieux Trust acquired 13,500,000 shares of the Company's common stock through an exchange of shares it held in XL Generation AG ("XLG").

Item 4. Purpose of Transaction.

On June 29, 2005, the Company entered into a Letter of Intent (the "Letter of Intent") regarding a share exchange with XLG. Pursuant to the terms of the Letter of Intent, the Company agreed to acquire all of the issued and outstanding shares of common stock of XLG in exchange for the issuance at closing of an aggregate of 15 Million shares of restricted common stock of the Company (the "Exchange Offer"). It was agreed that in the event that substantially all of XLG's shareholders agreed to participate in the Exchange Offer, such shareholders would thereafter collectively own approximately 60% of the issued and outstanding shares of the Company's common stock as of such date, and the Company would hold all or substantially all of the issued and outstanding shares of XLG's common stock. On August 19, 2005, the transactions contemplated by the Exchange Offer were completed. The Alain Lemieux Trust exchanged its common stock in XLG in exchange for 13,500,000 shares of the Company's common stock. In connection with these transactions, the Company appointed four (4) new Directors and four (4) new Officers and has changed its name to "XL Generation International Inc."

Item 5. Interest in Securities of the Issuer.

(a) Name                 Shares Beneficially Owned       Percentage
The Alain Lemieux Trust  13,500,000                      52.9%

(b) Name                 Shares
The Alain Lemieux Trust  13,500,000

(c) N/A

(d) N/A

(e) N/A


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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Alain Lemieux, the President, Chief Executive Officer and a Director of the Company, is the beneficiary of the Alain Lemieux Trust. Of the 13,500,000 shares owned by the Alain Lemieux Trust, 13,000,000 of these shares are for the benefit of Mr. Lemieux. Pursuant to an agreement between the Alain Lemieux Trust and Mr. Daniel Courteau, the Secretary and a Director of the Company, Mr. Courteau is entitled to receive 500,000 shares currently held by the trust.

Item 7. Material to be Filed as Exhibits.

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 9/2/2005

The Alain Lemieux Trust

By: Professional Trust Company Limited, acting in its capacity as the Trustee of the  Alain Lemieux Trust


By: /s/ Denis Therezien
   ---------------------------------
Name:  Denis Therezien
Title: Director


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